

SILVER CREEK PCTH, L.L.C.
AGREEMENT OF SALE

THIS IS A LEGALLY BINDING CONTRACT. PLEASE MAKE SURE THAT ALL PROVISIONS ARE READ AND UNDERSTOOD BEFORE SIGNING. LEGAL OR OTHER COMPETENT ADVICE SHOULD BE SOUGHT IF ANY PART IS NOT UNDERSTOOD.

BUYER(S): Name(s): **HCO 1, LLC Yevgeniy Davidzon /**

Address: **.. , .., FLORIDA ..**

SELLER: Silver Creek PCTH, L.L.C., c/o Hamlet Homes IV Corporation, its Manager, 84 West 4800 South, Suite 200, Murray, Utah 84107.   Hamlet Homes IV Corporation ("Hamlet" or "Hamlet Homes"), is acting solely as Seller's manager, general contractor and agent.

This "Agreement" is between you and us for the sale of land and a home. "You" are the "Buyer(s)" who sign below. "We" (and sometimes "Us" or "Our") is Silver Creek PCTH, L.L.C., managed by Hamlet Homes IV Corporation, sometimes referred to as "Hamlet Homes".
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1.   PROPERTY TO BE PURCHASED
Subject to the terms of this Agreement, We agree to sell and convey, and You agree to purchase, certain land and a home in Silver Creek PCTH. The land is the lot known as Lot **#45   6572 Serviceberry Drive** in Park City City, Summit County, State of Utah 84098. The home will be constructed on the lot by Us. The plans and specifications for the home are known as Plan Ava X. By signing this Agreement, You acknowledge that You have reviewed and approved the plans and specifications, including all options available at the time of purchase. The land and home may be referred to in this Agreement as "Property". We reserve the right to:
- Make changes in plans and specifications due to mechanical installations, building code requirements, and normal architectural design improvements.
- Substitute materials similar in pattern, design and quality to those in the plans and specifications.
- Determine the location and ground elevation of the home and lot.
- Select all exterior colors.
- Remove trees, plants and shrubbery from the lot, as We deem necessary. We will not be liable for any damage to remaining trees, plants and shrubbery.

MARKETING SALES LITERATURE, INFORMATION ON OUR WEBSITE(S) AND UPGRADED FEATURES IN AND AROUND THE MODELS, INCLUDING FURNISHINGS, DECORATIONS, AND ADDITIONAL LANDSCAPING AND SHRUBBERY, ARE FOR DISPLAY AND MARKETING PURPOSES ONLY AND ARE NOT A PART OF PROPERTY OR INCLUDED IN THIS AGREEMENT. WE HAVE NO OBLIGATION TO MATCH THE FEATURES, DESIGN, FINISHES, EQUIPMENT, STAINS OR COLORS OF THE MODEL(S) AS WE BUILD OR FINISH YOUR HOME

BUYER INITIALS: *HUD*

2.   SALES PRICE AND SCHEDULE OF PAYMENTS

The "Sales Price" for the Property, which includes options listed on the attached "OPTIONS AND UPGRADES AGREEMENT," is **$999,990.00.** The Sales Price consists of Base Price of $1,114,000.00 plus Options of ($114,010.00) and Lot Premium of $0.00.

This Sales Price may be adjusted only by a separate Rider signed by You and by Us. The Sales Price is payable by You to Us according to the following schedule:

- **$10,000.00** as deposit monies are to be deposited with Us within three (3) business days of when this Agreement is signed.
- **$ 0.00** as additional construction monies are to be paid on or before .
- All deposit monies as described above are to be provided directly by You to Silver Creek PCTH, LLC, at Our address provided above. You agree that the deposit monies may be used by Us for construction purposes and other costs related to the Property you are buying. The use of such deposit monies shall be limited to the purchase of the building lot and/or construction of the residence described in this Agreement.
- The balance which is the final Sales Price minus all deposits paid to Us, is due in cash at Settlement, which is described in Section 5 below.
- Additional 40% deposit is required for design center options/upgrades in excess of $20,000, to be paid at signing of design center addendum.
- Buyer acknowledges that each design center option is an individual selection that may or may not have the same value, or even any value at all, to another purchaser. Accordingly, and as a material inducement to Seller without which Seller would not have agreed to make options available, Buyer agrees that all option deposits shall be non-refundable in all circumstances where Seller is entitled to liquidated damages under Section 8 of this Purchase Agreement.

3.   EVIDENCE OF YOUR ABILITY TO PAY

Within five (5) days from the date you sign this Agreement You must submit evidence from one of our preferred lenders of your ability to qualify for financing to purchase the Property. This evidence is not a full loan approval but a pre-qualification approval. Failure to obtain the pre-qualification approval from one of our preferred lenders within five (5) days may result in Your default under this Agreement.

BUYER INITIALS: HUD

Within **ten (10)** days from the date of execution of this Agreement, You must submit evidence satisfactory to Us of Your ability to complete payment at Settlement. Failure to do so may result in Your default of this Agreement. Hamlet reserves the right to prohibit use of specific lenders based on prior history of issues with delayed closings or customer satisfaction.

The evidence of ability to pay may be in the form of a written commitment or credit approval from a lender which We recognize for a first Deed of Trust mortgage loan to be secured by the Property. We will not be liable, because of construction delays or for any other reason, for a lender's refusal to give a mortgage commitment or to make a loan or for any changes in loan interest rates. We are not responsible for the interest-rate lock for Your mortgage financing.

4.   CONSTRUCTION

Construction of the home is estimated to be substantially completed on or about **two hundred ten (210)** days after the date construction is commenced on Your home (the "Construction Start Date"). Substantial completion may occur before, on or after that date. We will not be liable for any delay in construction or in Settlement caused by any reason beyond Our control, including, but not limited to, governmental order of action, theft, lack of supply of labor or material, labor trouble, acts of neglect by You, the land developer or others, adverse weather, or other casualty, disaster or act of God. All construction will be performed in a workmanlike manner and substantially according to plans and specifications. Except as specifically provided above, and except for warranties required by law or otherwise given by Us to You in the "Customer Care Manual" dated November 1, 2020. there are no

BUYER INITIALS: HUD

other express or implied warranties of any nature, including but not limited to warranties of merchantability or fitness for a particular purpose, or warranties involving mold or other fungus, radon, biological, or environmental contaminant or potential contaminant.

By initialing below, You, the Buyer, acknowledge that You have had an adequate opportunity to review a full selection of all options that are available at this time for Your new home. All selections made by You are final two (2) weeks prior to the Construction Start Date, which is known as the "Administrative Start Date". No construction changes of any kind may be made after the Administrative Start Date. We have the right to deny any change order request after the Administrative Start Date. In the event We approve a change order, You will be required to pay a change order fee of One Thousand Dollars ($1,000.00) in addition to the price of the change.

Construction Management and Communication: You acknowledge that You may not communicate directly with or provide direction to the subcontractors working on the home for Us. Any questions or concerns regarding the home under construction must go through Our Sales Representative or Superintendent for Us to allow them to properly manage the home under construction.

Adherence to these construction policies will allow Us to stay in control of the job site, insure better communication with You and provide the highest quality home.

Access: A construction site can be a dangerous place. You acknowledge that You will have the opportunity to inspect the home under construction at various stages in coordination with Our Superintendent, but shall not be on the lot or in the home without Our representative present.

BUYER INITIALS: _HUD_

5.   SETTLEMENT

"Settlement" is the date on which You pay the balance of the Sales Price and all related costs and other obligations, and We then convey the Property to You by delivery of a warranty deed. Settlement will occur upon substantial completion of construction of the Property. The date of substantial completion may be extended by Seller via verbal notice or email notice. Settlement will take place at a precise date and location to be selected by Us, and will be at least five (5) days after notice to You of the Settlement date (which notice may be provided by email or verbally). Following such notice, Your failure to close for any reason not Our fault shall constitute a default by You under this Agreement. Any delay in Settlement caused by but not limited to You or Your mortgage company may result in Our charging You additional carrying costs on a per diem basis at Our option. Settlement will proceed on the date scheduled even if some items are not completed, as long as the home is habitable according to the City/County Building Department. Items which may not be completed include, but are not limited to, landscaping, exterior concrete, final grading and sod, exterior painting and interior finish work that does not unreasonably impair the habitability of the home.

We will finish any incomplete exterior work as soon as weather conditions permit. Items requiring correction or repair will be finished as soon as reasonably possible after Settlement. Good and marketable title to the Property will be conveyed to you at Settlement subject to:
- Use and occupancy restrictions and reservations.
- Publicly recorded easements.
- Prorated taxes, charges and other assessments.
- All Schedule B items as set forth in the title policy issued upon purchase.
- Owners' Association documents and other similar covenants, agreements, easements, liens, charges and restrictions contained or provided in recorded instruments. The Title may also be subject to any similar provisions contained in instruments that are recorded in land records before legal title is transferred to You under this Agreement.
- This Agreement and any Riders, subject to property limitation disclosures and property restrictions.

BUYER INITIALS: _HUD_

6.   SETTLEMENT COSTS AND OTHER OBLIGATIONS

At Settlement, You will pay all Settlement costs and items which We have prepaid. You will also pay all costs and items allocated to You as the Buyer. Such costs include, but are not limited to:

- Lender fees, conveyancing, recording fees and Your attorney's fees.
- Title examination, Lender's title insurance premiums and fees.
- Mortgage insurance and fire and hazard insurance.
- Real estate taxes and fees arising from Your loan, and
- Mortgage interest.

Certain taxes and charges against the Property that are or may be payable on an annual basis will be apportioned between You and Us as of the date of Settlement. These include, but are not limited to: real estate taxes, government ad valorem taxes; owner's association assessments; and charges for other public or private improvements. We will not be responsible to pay any lender-related settlement costs charged by the mortgage company. These items are Your sole responsibility, as the borrower. If the Settlement date is delayed beyond the dates scheduled by Us for any reason not caused by Us, We may charge You costs as referenced in Paragraph 5.

Buyer may choose to close their side of the transaction with any licensed, Utah title company at their own expense to provide title insurance as required by their lender, if applicable. Buyer must indicate in writing at the time of signing this Agreement the title company of their choice. Failure to designate a specific title company will be deemed agreement by Buyer to close with same title company as Seller. Seller agrees to pay for owner's title insurance policy issued through Metro Experience Title, LLC 84 W 4800 S, Suite 201, Murray UT 84107, Escrow Officer Mary Oliver 385-501-7032 ("Title"). NOTE: Cash purchase transactions must close with Title company.

Hamlet and Title share common ownership. Because of this relationship, any referral by Hamlet or its sales agents to Title may provide Hamlet and its respective owners with financial and/or other benefits.

You are NOT required to use Metro Experience Title, LLC as a condition of the purchase of the property. There are other settlement service providers available with similar services. You are free to shop around to determine you are receiving the best services and the best rate for these services.

7.   POSSESSION

Buyer has no right to enter, modify or occupy the property prior to funding/recording. Possession shall take place upon funding and recording – typically 24 to 72 hours after settlement or longer. Funding occurs when all monies (Buyer's closing funds and/or lender funds) have been received and disbursed accordingly. Recording occurs when deed transferring ownership has been recorded with the County Recorder. Keys to your new home will not be released until Seller receives notification from Title company that all funds have been received and recording has occurred.   Keys may be released (at Seller's sole discretion) at settlement prior to recording, if Buyer has chosen to close with Title company.

8.   IF YOU DEFAULT

You will be in default if You:
- Fail to make payment by the dates scheduled in this Agreement, or
- Fail to complete the sale or accept title at Settlement, or
- Fail to complete and deliver to Us interior selections within twenty (20) days from the date You sign this Agreement, or by the Construction Start Date, whichever is earlier. Even absent a default Your failure to complete selections on time may result in additional costs.
- Make modification(s) to the Property prior to Settlement,

BUYER INITIALS: HUD

Model: Ava X Community: Silver Creek Townhomes Lot: 45

- Fail to comply with any of the terms and conditions of this Agreement, including Section 4 Construction Access, and any Riders.
- **If your lender withdraws or cancels the loan commitment for any reason.**
- File, or have filed against You a petition in bankruptcy.
- Change lender after the Closing Confirmation email is sent.
- Engage in specific acts or a course of dealing which materially disrupts, hinders, or delays Our standard and customary construction and contract administration processes and procedures, including, without limitation, refusing to work with Our representatives in good faith, engaging in abusive, harassing, threatening or offensive conduct towards Us or Our representatives, unreasonably impeding Our performance, or otherwise acting unreasonably in Your dealings and interactions with Us or Our representatives.

If You default, We may elect to do one or more of the following:
- Cancel this Agreement and retain, as liquidated damages, all deposit monies and other sums paid by You before the default;
- Seek specific performance of this Agreement or any part of it in a court with jurisdiction of Our choosing;
- If you make modification(s) to the Property prior to Settlement and We chose to not terminate the Agreement, We may void all warranties affected by any modifications made by You to the Property (as determined by Us);
- Pursue any available legal or equitable right or remedy; and
- Require You to sign a mutual release of all claims and liabilities.

All rights and remedies are cumulative and not exclusive.

BUYER INITIALS: HLYD

9. YOUR LIMITED RIGHT TO TERMINATE

If You, without fault, are unable to obtain a mortgage commitment (i.e. You apply, submit all information and materials required by the lender, and are denied a loan) You may terminate this Agreement by written notice to Us within ten (10) days of the date of signing this Agreement. All refundable sums paid by You to Us will be returned and We will have no further liability. By initialing below, You acknowledge and agree with the terms of this Section. Your right to terminate will automatically expire after the end of said 10-day period. To terminate and receive a deposit refund requires providing Seller with a copy of a loan denial letter from a mortgage lender licensed in the state of Utah.

BUYER INITIALS: HLYD

10. OUR RIGHTS TO TERMINATE

We may terminate this Agreement at any time if any of the following occur:
- You default under this Agreement for any of the reasons specified in Section 8 above.
- You do not submit evidence satisfactory to us of your ability to complete payment at Settlement within ten (10) days of signing this Agreement.
- We determine that your mortgage commitment does not meet the requirements of this Agreement or that it was not obtained within the time scheduled in Section 3 or that it is conditional or non-binding.
- We are unable to obtain all necessary public, and private, and government approvals and permits for the Property.
- We determine that, for reasons beyond Our control, the home cannot be completed and made habitable before the time estimated for construction scheduled in Section 4, or within a reasonable time as We determine, or in any event, within 240 days from the date of this Agreement.
- We are unable to deliver good and marketable title to the Property through no fault of Our own.
- Seller reserves the right to terminate this Agreement and refund all sums paid by You due to any facts or circumstances which become known to Seller after the Effective Date hereof that would prohibit Seller from

BUYER INITIALS: HLYD

construction of the home selected within normal anticipated construction costs, including, without limitation, geological or physical conditions, strikes, building moratoriums, adverse weather conditions, material shortages, building code changes, or impact fees.

We also reserve the right to terminate this Agreement at any time prior to the closing of Your purchase of the Property regardless of whether or not You are in default and without any requirement to show any of the grounds for termination identified above if We: (i) give you notice of termination (email notice is acceptable); (ii) provide You with a full return of all deposits paid by You under this Agreement; and (iii) pay You a termination fee of Two Thousand Dollars ($2,000.00). You stipulate and agree that We have the right to terminate this Agreement without cause if we satisfy said requirements. If We exercise our right to terminate this Agreement without cause, as provided herein, You agree that You will have no remedies or claims for damages against Us so long as we return all deposits paid by you hereunder and pay you the termination fee.

We will notify you if We choose to terminate (email notice is acceptable). If We terminate for any reason other than a default by You, all sums paid by You to Us will be returned. If we terminate due to a default by You, We have the right to retain all sums paid by You. Return of sums paid by You is Your sole and exclusive remedy for a default by Us and You will not be entitled to any further relief, recovery or damages beyond the return of the sums paid by You to Us, and there will be no further liability on the part of either You or Us regarding the Property or this Agreement. For clarification, notwithstanding any other provision to the contrary in this Agreement, if We breach this Agreement or default in performing our obligations, You hereby irrevocably waive, and shall have no right to pursue, specific performance or any other equitable remedies. Instead, Your sole and exclusive remedy is to obtain a return of all deposits paid by You under this Agreement. In no event shall We be liable to You for any other sums or damages. So long as We provide you with a full return of all deposits paid by You hereunder, You irrevocably waive and release all claims against Us for damages, including, without limitation, general, economic, special, incidental, indirect, exemplary, punitive and consequential damages.

BUYER INITIALS: HLYD

11. AUTHORIZATION FOR RELEASE OF INFORMATION

As an inducement to Our negotiating with You for Our sale of the Property to You, by signing this Agreement, You consent, agree and authorize the release of Your financial and credit information from your lender or our preferred lender to Us, including but not limited to credit reports, loan history and information relating to real property loans and other loans, bank account information, brokerage and investment information to Us and to Our agents and representatives. You acknowledge and consent to access to and use of Your credit information by Us. We shall not share any financial or credit information with outside parties.

BUYER INITIALS: HLYD

12. COMMUNITY DISCLOSURES

You acknowledge that neither We nor Our representatives have made any warranties, claims or representations in regard to the present or future use or development of any adjacent or nearby property. This includes any representations relative to views that may be available from the Property. If there are designated open spaces, lakes, golf courses or other recreational areas within the subdivision of the master plan, We make no representation, including any representations as to views, other than what may be contained in the applicable recorded covenants, conditions and restrictions.

13. AGENCY DISCLOSURE

This disclosure is intended for use by Our representatives in disclosing Hamlet Homes' real estate agency relationship. We have hired Hamlet Homes as a Real Estate Broker on Our behalf to sell Our property.

DS

BUYER INITIALS: HLYD

When You enter into a discussion with a Hamlet Homes' representative regarding a real estate transaction, You should understand from the outset whom Hamlet Homes' representative is representing in the transaction and how the agency relationship impacts Your business relationship with that representative.

Duties of Hamlet Representative

The Hamlet Homes' sales representative acts as Our agent only, and has a fiduciary duty of loyalty to Us. In practical terms, We have hired the representative to sell properties, and that representative should attempt to obtain for Us the most favorable sales price and terms. Although Hamlet Homes' representative has a fiduciary duty to Us, such representative also, by law affecting real estate agents generally, has the duty to all prospective buyers; (a) to treat them honestly, with fair dealing, and with good faith; (b) to exercise reasonable care, skills and diligence in performance of his or her duties; and (c) to disclose all facts known to that representative which materially affect the property that are not known to, or within the diligent attention and observation of the buyers.

Duties of Buyer

The above duties of a Hamlet Homes' representative in a real estate transaction do not relieve any buyer, including You, from the responsibility to exercise good business judgment in protecting their/Your own interests. YOU SHOULD CAREFULLY READ ALL AGREEMENTS TO ASSURE THAT THEY ADEQUATELY EXPRESS YOUR UNDERSTANDING OF THE TRANSACTION. IF LEGAL OR TAX ADVICE IS DESIRED, CONSULT A COMPETENT PROFESSIONAL ATTORNEY OR ACCOUNTANT.

By initialing below, You acknowledge this agency disclosure, and understand and agree with the agency relationship disclosed herein.

BUYER INITIALS: HLYD

14. HOMEOWNERS ASSOCIATION ACKNOWLEDGEMENT:
Upon Settlement on this Property You acknowledge that You automatically become a member of the Silver Creek Homeowners Association, Inc. "HOA". You acknowledge your receipt of the HOA Documents which include the "Articles of Incorporation", the "By-Laws", the "Declaration of Covenants, Conditions and Restrictions" (CC&R's), and the "Budget". You are expected to read these documents and agree to abide by those CC&R's. There is an estimated **$160.50** monthly fee for the Association and the Budget explains the purpose of these fees, and said monthly fee may increase in the future. The first month's fee, along with any pro-rated portion, will be collected at the time of Settlement, and then the fees will be due the first of each month. The HOA also has a Reserve Fee of 0.35% of the purchase price and a Working Capital Fee of 25% of the annual maintenance assessment which are a one-time Buyer fees paid at Settlement. Most HOA management companies also charge a Buyer-paid set-up fee at closing to set-up the account in the name of the new owner. Payments are to be made to "Silver Creek HOA", c/o CCMC, 13894 S. Bangerter Parkway, Suite 200, Draper, UT 84020.

BUYER INITIALS: HLYD

15. STANDARD DISCLOSURES
You are required to carefully review the disclosures attached to this Agreement (Attachment "A"). By signing this Agreement, You acknowledge and agree that You (i) have read and understand the information disclosed on Attachment "A"; and (ii) irrevocably waive, release and discharge any and all claims against Us arising out of or relating to the information and disclosures set forth in Attachment "A." If You desire legal advice, consult Your attorney before signing.

Broker for Seller has an ownership interest in Seller.

DS
BUYER INITIALS: HLYD

BUYER INITIALS: [*HUD*]

16. ASSIGNMENT AND BINDING EFFECT
Your interest and obligations under this Agreement cannot be assigned by You without Our written consent. We may assign Our rights and obligations under this Agreement. This Agreement will bind and inure to the benefit of You and Us and to Your and Our successors and assigns. In the event of Your death or incapacity prior to Settlement, Your deposit will be refunded upon delivery of a signed release by Your executor or personal representative.

17. NOTICES
All required notices described in this Agreement shall be in writing and sent by certified mail, return receipt requested, postage prepaid, to the addresses shown in this Agreement, or via email. Notice is deemed given five (5) business days after the mailing, or the day of the email message if email is used.

18. HEADINGS
The headings in the Agreement are for convenience only and do not affect the meanings or interpretations of the terms and conditions.

19. RIDERS
Any Riders signed by both You and Us are a part of this Agreement.

20. NO ATTORNEY FEES
Each party shall bear its own attorney fees and costs (including expert witness costs) in any and all mediation, arbitration and litigation proceedings despite the outcome. Mediation and arbitration fees shall be divided and paid equally as between the parties. The parties agree that the court (in litigation proceedings) and the arbitrator (in arbitration proceedings) shall not award any legal fees, expert witness fees, or arbitration costs/fees to the prevailing party.

21. ENTIRE AGREEMENT
THIS AGREEMENT (AND THE ATTACHMENTS HERETO) CONSTITUTES THE COMPLETE AGREEMENT BETWEEN YOU AND US. THERE ARE NO ORAL AND OTHER WRITTEN AGREEMENTS OR REPRESENTATIONS DIRECTLY OR INDIRECTLY CONNECTED WITH THIS AGREEMENT. SHOULD ANY TERM OR PROVISION OF THIS AGREEMENT BE RULED INVALID OR UNENFORCEABLE BY A COURT OF COMPETENT JURISDICTION, THE REMAINDER OF THIS AGREEMENT SHALL NONETHELESS STAND IN FULL FORCE AND EFFECT.

22. MODIFICATIONS AND WAIVER
This Agreement may be changed, modified or amended only by a written instrument signed by both You and Us. No requirements, obligations, remedy or provisions of this Agreement (including the right to delay construction or terminate this Agreement) will be deemed waived unless expressly waived in writing. The start of any activity by Us in connection with the Property is not to be deemed a waiver of any of Our rights under this Agreement.

23. SCHEDULE DATES
Time of schedule dates is of the essence of this Agreement. This offer does not guarantee price or terms until ratified by Seller.

24. DISPUTE RESOLUTION
We and You agree to comply with and be bound by the following mandatory dispute resolution provisions, notwithstanding any language or provision to the contrary in any other document or instrument signed by You in connection with Your purchase of the Property:

BUYER INITIALS: [*HUD*]

Statement of Intent. You and We agree that litigation can be an undesirable method of resolving disputes in that it may involve appeals and can be slow, expensive, uncertain, and can often negatively impact the marketability, sale value, and ability to obtain financing for the Property. Hence, You and We agree to comply with the Pre-Litigation requirements set forth below in order to provide a full and fair opportunity to resolve disputes without resorting to litigation. To the fullest extent permitted by law, all claims and disputes between You, Us (or any agent, employee, executing officer, manager, affiliate of Ours), and any warranty insurer providing a warranty of the new home (if any) concerning the Property, the new home, the Agreement, the sales documents, and any and all common areas or common elements of the community in which the Property is located, including claims based in contract and tort, such as, without limitation, claims for breach of warranty and claims for negligent or intentional misrepresentation, as well as any and all claims regarding any engineer or contractor involved in the design or construction of the Project, or any other component of the Project (a "Dispute"), shall be addressed as provided below, in strict compliance with the procedures and requirements described below, before litigation may be commenced. No court proceedings of any kind may be commenced unless the Pre-Litigation Requirements set forth below have been satisfied.

Pre-Litigation Requirements. You may only pursue a claim based on or involving a Dispute after the following efforts of dispute resolution have been completed: (a) Right to Cure: You shall provide to Us a written Notice of Claim (defined below) and permit the Us or the warranty insurer (if applicable) one hundred eighty (180) days to cure or resolve the claim or defect or to try to get the builder or the appropriate subcontractor to cure or resolve the claim or defect, prior to initiating any formal court proceedings; and (b) Mediation: if the claim or dispute is not resolved within the 180-day Right to Cure period, the parties agree to mediate the dispute with a mutually-acceptable mediator prior to taking further action, filing a lawsuit, or commencing arbitration. If additional, different, or modified claims, damages, calculations, supporting information, or descriptions are added, provided to, or asserted against Us that were not included in any previously submitted Notice of Claim, the Right to Cure period provided for in this section shall immediately apply again, and any pending action or proceedings, including any mediation or arbitration, shall be stayed during the new 180-day cure period. If the parties agree to submit their Dispute to binding arbitration, the above-stated pre-litigation requirements shall be satisfied prior to commencing arbitration proceedings.

Notice of Claim. "Notice of Claim" shall mean and include the following information to the fullest extent to which the information is available and can reasonably be provided: (1) an explanation of the nature of the claim, (2) a specific breakdown and calculation of any alleged damages, (3) a specific description of the claim along with any supporting opinions, information, or factual evidence upon which the claim is based, (4) photographs of any alleged condition, if applicable, (5) samples of any alleged defective conditions or materials, (6) all efforts taken to avoid, mitigate, or minimize the claim or any alleged damages arising therefrom, and (7) the names, phone numbers, and address of each person providing factual information, legal or factual analysis, or legal or factual opinions related to the claim.

Litigation or Arbitration. If a claim or dispute has not been resolved after satisfying and complying with the above-described "Pre-Litigation Requirements," then You shall have the right to proceed with formal court proceedings or, if the parties agree, with binding arbitration. If the parties choose to submit their Dispute to binding arbitration, the arbitration shall be conducted by Construction Dispute Resolution Services LLC, or another mutually-agreeable arbitrator or arbitration service provider. The decision of the arbitrator shall be final and binding, and may be entered as a judgment in any state or federal court of competent jurisdiction. Any person in contractual privity with Us whom You contend is responsible for any construction defect shall be entitled to enforce these dispute resolution provisions and the requirement to resolve all claims and Disputes through the procedures and pre-litigation requirements set forth above.

No Waiver. If We or You files a proceeding in any court to resolve any Dispute or any claim based on a Dispute, without first satisfying the pre-litigation requirements described above, such action shall not constitute

BUYER INITIALS: HUP

a waiver of the right of such party, or a bar to the right of any other party, to compel performance with the pre-litigation requirements, and such court shall, upon motion of any party to the proceeding, stay the proceeding before it and direct that the parties comply with the terms set forth herein.

Terms Survive Closing. These dispute resolution requirement shall survive the Closing of Your purchase of the Property and shall remain in full force and effect until any and all claims that could otherwise be filed or asserted by You arising out of the Agreement or relating in any way to the Property, or the common elements of the community in which the Property is located, have become time-barred by the applicable statutes of limitation.

25. MUTUAL LIMITATION OF CLAIMS AND REMEDIES

In addition to the requirements and provisions of Section 24 concerning Dispute Resolution, We and You agree that there should be logical limitations on claims and remedies to ensure effective and realistic dispute resolution. Accordingly:

- Limitation of Claims. Under no circumstances shall either party be liable to the other party for any special, indirect or consequential damages (including claims of mental anguish), EXCEPT FOR SPECIFIC WARRANTIES GRANTED IN THIS AGREEMENT OR OTHERWISE IN WRITING BETWEEN US AND YOU.
- Any action or claim, regardless of form, which arises from or relates to this Agreement, the improvement and development of the Property, construction of the home, and/or the home is barred unless You deliver to Us a formal Notice of Claim, as required by the mandatory dispute resolution provisions set forth above, not later than one (1) year from the date the claim or cause of action accrues.
- Waiver of Subrogation. The parties agree that We will carry insurance fully protecting the home during construction. Effective as of Settlement, You shall secure and maintain insurance covering risk of loss and damage to the home, however caused. We and You agree to waive the rights of subrogation in favor of the other party with respect to any insurance policy for such insured losses or damage to the home, its contents, or the Property, including any such loss or damage arising from the negligence or other fault of either party.
- CLOSING ON THE PROPERTY SHALL CONCLUSIVELY CONSTITUTE YOUR ACCEPTENCE OF PROPERTY "AS IS" EXCEPT FOR THE WARRANTIES EXPRESSLY INCLUDED IN THIS AGREEMENT AND OTHERWISE PROVIDED SPECIFICALLY IN WRITING BY US.

In witness whereof, the parties, intending to be legally bound, have executed this Agreement as of the Accepted Date below, which is the date of Agreement.

DocuSigned by:
Yevgeniy Davidzon signing as Manager for HCA 1, LLC
CF50F97BA1B34AF...

Buyer: Co-Buyer:

8/30/2022

Date signed by Buyer: Date signed by Co-Buyer:

Approved and Accepted:

Silver Creek PCTH, L.L.C.
Seller
By: Hamlet Homes IV Corporation
Its: Manager

DS
BUYER INITIALS: HLYD

DocuSign Envelope ID: 000C7D58-C2AA-44B6-952C-F7E768605C67

Model: Ava X Community: Silver Creek Townhomes Lot: 45

By: DocuSigned by: Phil Mosher 25D1743218B74C2...

Title: Vice President

Accepted Date: 8/31/2022

BUYER INITIALS: DS HLYD

ATTACHMENT "A"
STANDARD DISCLOSURE STATEMENT

1. MODEL HOMES & DESIGN CENTER SHOWROOM

In an effort to aid You in the interior and exterior design of Your new home, Our model homes and design center showroom display such items as special wall treatments, paint colors, window coverings, decorator furnishings, custom floor coverings, patio covers, custom walks and patios, and landscaping that are excluded from the production homes. Additionally, the models, showroom and Our website(s) may include upgraded custom features that are not included as a standard feature. Also, colors of certain materials such as stained woods, masonry and tile, can vary from the model or the website depictions due to natural variation of color and texture as well as differences in dye lots. This is especially true for cabinets, which can even differ from cabinet to cabinet. Please consult Your sales counselor for further information.

2. DUE DILIGENCE

You are responsible to perform all due diligence including, but not limited to, plat/lot review and location, easement and rights of way on the Property, setback requirements, Conditions Covenants & Restrictions, Home Owner Association matters, title reports, neighborhood layout and design, and any other matter pertinent to Your purchase of the Property.

3. VIEWS

We have made no representations or warranties, whether expressed or implied as to: (a) the nature or extent of the view from Your homesite or residence or any obstruction thereof; or (b) the permanency of the view from any portion of Your homesite or residence. You agree that We have the right to determine the location of trees and landscaping features, as well as other homes on nearby lots, any or all of which may impair or restrict the views from Your residence. You agree that You have seen and approved the lot on which Your new home has been or will be constructed.

4. DRAINAGE & SITE GRADING

Your homesite shall be graded in accordance with the requirements of the City or County for the purpose of directing the flow and drainage of surface water. Improper alteration of homesite grading as well as other actions affecting water flow and direction (such as incorrect sprinkler direction, excessive watering, and drainage flow from adjacent lots) may result in significant damage, including but not limited to, damage to the foundation of Your home or adjacent slopes. Please refer to Your homeowner's manual for additional information on grading and landscaping. If the existing drainage course is altered in any way as a result of (a) the alteration of swales or drainage courses, (b) a change in grading, (c) sprinkler set-up or use, or (d) any landscaping or other improvements that are installed in such a way so as to alter the drainage flow on Your homesite, We shall not be responsible for any damage to persons or property resulting therefrom. This applies both to drainage from Your homesite on to any other property as well as drainage within Your homesite. You are responsible to prevent water flow/drainage from improperly draining onto adjacent properties.

Home Sites will be graded to to accommodate Hamlet guidelines, municipality codes, drainage and excavation needs. You are responsible for maintaining all grades, drainage patterns, slopes, swales and so forth. We are not required nor will We be responsible for or responsible to correct conditions caused by You or others, particularly by sprinkler problems or by added hardscape, landscape or other improvements that affect the existing grading, swales, slopes, or drainage or that cause damage as a result of such changes. In addition, We will not construct or install any rock walls or retaining walls/features unless they are necessary to comply with the approved grading plan for Your Property. You may purchase rock walls or retaining features for Your homesite if they are approved and agreed-upon in advance by Us for an acceptable price.

DS

BUYER INITIALS: HWD

5. PLANS

Construction plans and sales materials may contain dimensions and measurements which are approximate figures or estimates, and may not be exact. The construction plans and home designs/layouts are owned by, and belong to, Us and cannot be used or revised without the Our prior written consent. The plans are not intended to be precise representations of exact dimensions with regard to Our development or construction activities. You acknowledge that the plans may not accurately depict the actual home to be constructed (electrical layout, cabinet detail, HVAC placements, elevations, measurements, brick/stucco detail, etc.). We reserve the right, without notice, to alter floor plans, square footages, materials, features, exterior elevations, foundation heights, garage location, available optional items and design of homes. Your home may also require installation of inside fire sprinklers or a fire suppression system due to the distance from the nearest fire hydrant. Additionally, We may alter home plans to increase or decrease square footage, add or delete home plans; change materials or features; modify exterior elevations; or add, delete or modify optional items. We reserve the right to sell all or any of the homesites within this project to other builders, who may build an entirely different line of homes, related to both size and design.

6. ADDITIONS PRIOR TO DEED TRANSFER

For various reasons, including insurance coverage issues, warranty issues and scheduling issues, no work on or in the new home may be performed by You or anyone contracted by You until after the closing of Your new home purchase. You are not permitted to enter the homesite during the construction process unless You have scheduled an appointment in advance and are accompanied by Our sales representative. This includes, but is not limited to wiring, plumbing, concrete, blinds, window coverings, landscaping & fencing. Any and all costs incurred by Us to remove such items and perform repair work will be added to the amounts paid by You at closing to purchase the home.

7. WARRANTY AND LIMITATIONS OF LIABILITY

We warrant Your home against defects in the original material and workmanship for one year from the date of delivery of title thereto to You, or from the date of occupancy, whichever occurs first. Please refer to Your written homeowner manual from Us for additional information. The warranty is given to You in place of and in lieu of all other warranties or guarantees, written or oral, whether expressed or implied, save and except those given by others which shall be in force according to their own terms. Any and all claims must be asserted within the first year, in accordance with the Dispute Resolution procedures, following the closing of Your home purchase. Warranty is not assignable.

8. UTILITIES; EASEMENTS; LOCATIONS

All utility companies and agencies have the right to install necessary equipment within public utility easements ("PUE") at anytime without prior notice. Public utility easements may be shown on the recorded plats of the subdivision, and typically lie within the lot You are purchasing, but are not necessarily shown on the recorded plat. You acknowledge that You understand and accept the impact of such PUE on Your lot. We make no representation and have no control over what type of utility facilities that may be installed in such PUE or when they may be installed, before or after the closing of Your purchase. Facilities include both above ground and below ground facilities, including but not limited to, storm water mains and manholes, water mains and valves, electrical lines and boxes of all sizes, telephone lines and boxes of all sizes, and TV cable lines and boxes of all sizes. Some or all of such facilities may be located on Your lot within the PUE. If You have any concerns regarding such facilities, please contact the respective utility agency. The location of the gas and electric meters, telephone and cable access panels, as well as Your air conditioner condenser, may change from the locations shown in the models or the plans for Your home. If cable T.V. outlets are provided in Your new home, We make no representation as to when or if cable T.V. service will be available or regarding the quality of T.V. reception or cable service.

9. ELECTRICAL POWER LINES

Electric transmission and distribution lines may be located on or near this lot and within the immediate vicinity of this project. The voltage and current associated with these power lines and transformers produce electric and magnetic fields. We make no representation or warranties regarding the present or future existence of any actual or potential health risks associated with Electromagnetic Fields. You acknowledge that We have no control over, and make no

BUYER INITIALS: _HUD_

representations or warranties concerning, the power company's activities in exercise of the easements it holds or the locations in which the electric lines and related improvements are placed.

10. SLOPE PLANTING/MAINTENANCE
If slopes on Your homesite have been planted by Us, it is Your responsibility to maintain the landscaping upon Your purchase of the home, unless such landscaping maintenance is required to be performed by Your HOA management company. Proper maintenance includes, without limitation, protecting and maintaining proper drainage, weeding, fertilizing, and repairs and adjustments to irrigation/sprinkler systems (if any). If Your slopes contain native plant material, You may be responsible for trimming and general maintenance for fire protection purposes. You are also required to maintain the public park strip (if one exists) adjacent to the sidewalk and/or roadway along the edge of Your property. Please contact the appropriate City or County agency for further information.

11. CONSTRUCTION TRAFFIC
You may experience some construction related traffic and activity for future phases of development after the closing of Your new home purchase. This may result in construction detours, and possible inconvenience noise and airborne dust/dirt, which should be temporary in nature. We also reserve the right to alter the construction phasing of the project without notice.

12. SCHOOLS
You should verify with the local school district the designated schools to service Your neighborhood.

13. HOME PLOTTING; ELEVATION
The exact plotting and building footprint of Your home on the homesite will be determined solely by Us, and will be in conformance with the requirements established by the City or County. The elevation of Your home and Your foundation will be determined by the Us. We also reserve the right to determine the placement of the garage based on lot configuration and set-back requirements.

14. MOLDS
According to the United States Environmental Protection Agency, **mold can be found almost everywhere**. Molds are microscopic organisms that are part of the fungi family, and are an essential part of the world's ecological system. Many molds live in soil and are key to the natural breakdown and recycling of organic material, such as leaves, wood and plant debris.

Mold spores are airborne and travel in and out of buildings as air is exchanged and with the movement of people and their belongings. When excessive moisture or water accumulation occurs indoors, mold growth will likely occur, especially if the moisture problem lingers, is not discovered, or is not timely addressed. There is no practical method to eliminate all molds and mold spores in an indoor environment. The best method to control mold growth is to control moisture, and prevent and timely repair water leaks. The best course of action for any homeowner is to keep the indoor environment as "clean and dry" as reasonably possible. Common sense practices should be followed, such as not allowing known leaks to continue without repair, periodically inspecting Your home and plumbing systems, not overusing humidifiers, using exhaust fans, etc. For additional information, Buyer should contact the EPA, the local Health Dept., or other governmental authorities. The EPA and local Health Dept. Web sites contain information and publications regarding mold and other biological pollutants.

A practical approach to limiting mold growth is early detection and prompt resolution of excessive moisture. If You can see mold or detect an earthy or musty odor, You can assume You have a moisture problem. Any moisture problem must be solved in order to arrest and eliminate mold growth. Part of the control of the indoor environment is controlling air moisture. Watch for water condensation on interior surfaces such as walls, windows and areas near air conditioning registers. Uses that have the potential of increasing relative air humidity are such things as habitation, bathing, cooking, plants, washing, and humidifiers, especially if not vented. Other moisture sources, which sometimes can go unnoticed, are water leaks from pipes in walls, and rainwater leakage through windows and roofs. Controlling

BUYER INITIALS:

air moisture is the most important action in controlling mold growth. Therefore, keep drip pans from refrigerators and air conditioners clean and dry; use exhaust fans or open windows when cooking, washing, drying clothes, and bathing. It is Your responsibility, as the homeowner, to keep Your home clean and free of excessive moisture. It is also Your responsibility to timely address and repair any and all water leaks, and to timely eliminate mold growth.

No Warranty. Because such substances are pervasive, the Property is not warranted to be free of mold or other naturally occurring biological pollutants. This residence contains wood, and the lumber used in construction may or does contain some natural level of molds, fungi, and/or spores. We have not inspected for the presence of mold or other naturally occurring biological pollutants on building materials. Mold and other biological pollutants may be present in the Property at the time of closing or may later develop within the Property. We make no representation, warranty or guaranty that molds or other naturally occurring biological pollutants will not be present or will not develop, or that changes in environmental conditions will not occur and affect the same. We have no expertise in identifying or remediating mold or any other biological pollutant.

Buyer Maintenance. You agree to take all appropriate steps to prevent conditions that may cause mold or mildew to develop in the Property. If You are a member of a homeowners' association, You also agree promptly to report to any such homeowners' association any evidence of moisture accumulation or mold in portions of the project which the Association is responsible to maintain.

15. RADON GAS

We shall have no liability or responsibility whatsoever regarding Radon Gas that may exist now or in the future at the Property or within the new home. You acknowledge and agree that to the extent Radon levels are considered to be excessive or undesirable, You shall be fully responsible for any and all actions, measures, costs and expenses that may be taken or incurred to detect, remediate, prevent, mitigate, or minimize the same. You shall have no rights or claims against Us to provide any such actions or measures, or to reimburse You for any such costs or expenses. By purchasing the Property, You shall be deemed to fully understand and assume any and all risks associated with Radon Gas at the Property, and to hold Us harmless from and against the same. This provision shall apply with equal force and effect with respect to any and all other gases or airborne pollutants that may exist now or in the future at the Property or within Your home.

YOU CERTIFY THAT YOU HAVE READ AND FULLY UNDERSTAND THE INFORMATION AND DISCLOSURES PROVIDED ABOVE. YOU ACKNOWLEDGE THAT THE INFORMATION DISCLOSED ABOVE IS IMPORTANT AND IS NOT A COMPLETE LIST OF ALL FACTS WHICH SHOULD BE CONSIDERED BY YOU. THIS ATTACHMENT IS HEREBY INCORPORATED INTO AND MADE A PART OF YOUR PURCHASE CONTRACT FOR THE HOME. THIS DISCLOSURE CONTAINS INFORMATION WHICH MAY HAVE A LEGAL IMPACT ON THE PURCHASE OF YOUR PROPERTY. YOU ARE ADVISED TO REVIEW THESE DISCLOSURES WITH AN ATTORNEY.

YOU ACKNOWLEDGE: (A) RECEIPT OF THIS DISCLOSURE STATEMENT FOR THIS PLAT AND LOT; (B) HAVING READ THE DISCLOSURE STATEMENT AND HAVING HAD AN ADEQUATE OPPORTUNITY TO DISCUSS THESE DISCLOSURES WITH A HAMLET SALES COUNSELOR; (C) HAVING HAD AN ADEQUATE OPPORTUNITY TO OBTAIN LEGAL ADVICE BEORE SIGNING THIS DISCLOSURE STATEMENT; AND (D) THAT NO REPRESENTATIONS OR WARRANTIES HAVE BEEN MADE BY US (OR OUR AGENTS OR REPRESENTATIVES) THAT ARE INCONSISTENT WITH THESE DISCLOSURES.

16. HOME INSPECTIONS

Seller has an in-house quality inspector that will inspect each home prior to the buyer walk through. Our internal quality inspector is looking for structural and cosmetic items. These items are then addressed prior to walk through. Our quality inspection is done on every home at no charge to the buyer.

While Seller welcomes independent home inspectors, an outside inspector can add 1-2 weeks to the closing date, which may result in additional Buyer fees per Section 5, Settlement. If you choose to pay an independent inspector, they must adhere to the following criteria:

BUYER INITIALS:

1) Seller must receive a 2-week notice prior to the home inspection.
1) Your inspector must submit a copy of his/her liability ($1,000,000 each occurrence, $2,000,000 general) and worker's compensation ($1,000,000) insurance certificates to Seller prior to inspecting the home. Insurance requirements are the same as for our subcontractors.
2) Third party home inspection shall be conducted after Homeowner Orientation is conducted and the home is complete.

Seller works diligently to meet and exceed local building code requirements. Any items homebuyer would like addressed from their inspection will be reviewed and, if they do not meet local code requirements or industry standards, will be addressed through the normal warranty process. Seller reserves the right to decline requests at its discretion on any item that meets code or industry standards.

Buyer is responsible if any damage is caused to the home during the home inspection.

BUYER INITIALS: HLYD

Community: Silver Creek   **Lot #: 45**

Silver Creek PCTH, LLC, Community Specifications: Hamlet Homes IV Corporation, General Contractor   **Updated: 01-04-22**

Plans	
House Plan:	Ava
House Type:	3 Story Slab-on-Grade (No Basement)
Bedrooms:	3
Bathrooms:	3.5
Garage:	2 car
1st Level Wall Height:	Approximately 8'
2nd Level Wall Height:	Approximately 9'
3rd Level Wall Height:	Approximately 8'
Foundation:	4' formed concrete per plan
Appliances	
Cooktop:	Stainless Steel, Gas, Samsung Model: NA36R5310FS
Vent Hood:	Stainless Steel, Electric, Samsung Model: NK36R5000WS (vented to exterior)
Double Oven:	Stainless Steel, Electric, Samsung Model: NV51T5511DS
Dishwasher:	Stainless Steel, Electric, Samsung Model: DW80R5061US
Microwave:	Stainless Steel, Electric, Samsung Model: ME21M706BAS (recirculating)
Refrigerator:	not included
Washer:	not included
Dryer:	not included
Gas Hook-ups:	Cooktop

APPLIANCE MANUFACTURER AND MODEL NUMBERS SUBJECT TO CHANGE BASED ON AVAILABILITY

Cabinets (Same Throughout Entire Home)	
Manufacturer:	Timberlake
Species/Material:	Maple
Door Style:	Sonoma Painted
Color:	per Homeowner selection (same throughout entire home)
Layout:	42" uppers w/crown molding (ACM8 craftsman style)
Bath Cabinet:	Adult-height vanities throughout
Cabinet Door Hardware:	Berenson Hearthstone 3 inch CC Brushed Nickel Pull, 4064-1BPN-P.
Cabinet Drawer Hardware:	Berenson Metro Brushed Nickel Knob, 4122-1BPN-P.
Corbels:	None
Countertops (Same Throughout Entire Home)	
Material:	Quartz
Color:	per Homeowner selection (same throughout entire home)
Edge:	Square edge, 6 cm
Overhang at Island:	12"
Kitchen Backsplash:	4" Quartz (same color as countertops)
Bath/Other Backsplash:	4" Quartz (same color as countertops)

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Kitchen Sink:	Chariot Presidential Line, Jackson 18 (Stainless Steel, Undermount Single Bowl)
Bath Sinks:	Chariot Phoenix WH Medium (Rectangle, Porcelain, Undermount)
Kitchen Faucet:	Delta Essa (9113-DST). Chrome.
Bath Faucets:	Delta Woodhurst (2532LF-MPU). Chrome.

Electrical/ Low Voltage Pre-Wire

Energy-saving LED bulbs

3 wall outlets in garage.1 ceiling outlet in garage for garage door.

5 double USB ports (locations per plan)

4 structured bundles (locations per Homeowner selection)

36" Lutron low voltage panel

110V for range (220V optional with selection of electric range)

Ceiling fan pre-wire in all bedrooms (fan on separate switch)

3 stair accent lights per run of stairs (6 total in home)

Exterior Doors

Front Door:	Therma Tru Smooth Star Full Lite Flush-Glazed Door (S2000). Satin Etch glass. Painted per color scheme.
Front Door Sidelite(s):	Size per plan. Satin Etch glass. Painted per color scheme.
Front Door Transom:	None
Bedroom 3 Exterior Door:	Therma Tru Smooth Star 1 Panel Shaker Style Door (S1100). No glass. Painted per color scheme.
2nd Level Deck Door:	Sliding Glass Door per plan
3rd Level Deck Door:	Therma Tru Smooth Star Full Lite Flush-Glazed Door (S2000). Clear glass. Painted per color scheme.
Garage Door to Home:	Therma Tru Smooth Star (SSF1100). No glass. Painted per interior color.
All Exterior Door Handles:	BHP Union Square Knob (Keyed). 44515SN. Brushed Nickel.
All Exterior Deadbolts:	BHP Single Cylinder Deadbolt (Keyed). 10626DC. Brushed Nickel.

Exterior Features

Siding:	James Hardie 6" Smooth Lap Siding per plan/elevation. Color per color scheme.
Stone Veneer:	Creative Mines Craft Carved Rectangles per plan/elevation. Color per color scheme.
Soffit & Fascia:	Aluminum. Color per color scheme.
Gutter:	Aluminum. Color per color scheme.
Roofing:	TPO membrane. White.
Decks:	Epoxy. MPC Trowel - Wood Design in Grays with Random Staining.
Horizontal Railing:	Posts: 1-1/2" x 1-1/2" x 0.083" steel square tube Top Rails: 1" x 2" x 0.083" steel rectangle tube Balusters: 3/4" x 3/4" x 0.083" steel square tube Color per color scheme
Cold Hose Bib:	2 hose bibs (see plan)

Finish Carpentry

Doors:	Masonite Lincoln Park. Paint grade.
Casing:	Metrie #413 (3/4" x 3 1/4"). Paint Grade
Baseboard:	Metrie #603M (5/8" x 5 1/4"). Paint Grade
Door Header:	Metrie #546 (1" x 5 1/4"). Paint Grade
Stair Wall-Mounted Rail:	1" x 2" x 0.083" steel rectangle tube. Black.

Railing:	Posts: 1-1/2" x 1-1/2" x 0.083" steel square tube Top Rails: 1" x 2" x 0.083" steel rectangle tube Balusters (horizontal): 3/4" x 3/4" x 0.083" steel square tube Color to be Sherwin Williams Black Magic SW 6991.
Window Sills:	None. 4 sides drywall.

Fireplace (Electric)

Manufacturer/Model:	SimpliFire Allusion 48 (no mantel or surround)

Flooring

Entry/Mud:	Laminate/LVP Level 3
Bedroom 3:	Carpet, Level 1, 8 lb. Pad
Bedroom 3 Closet:	Carpet, Level 1, 8 lb. Pad
Bedroom 3 Bath:	Ceramic Tile, Level 1
Bedroom 3 Shower Floor/Surround:	Ceramic Tile, Level 1 (installed to 84" above finished floor)
Lower Stairs:	Carpet, Level 1, 8 lb. Pad
Powder (1/2) Bath:	Laminate/LVP Level 3
Living:	Laminate/LVP Level 3
Dining:	Laminate/LVP Level 3
Kitchen:	Laminate/LVP Level 3
Pantry:	Laminate/LVP Level 3
Second Floor Closet:	Laminate/LVP Level 3
Upper Stairs:	Carpet, Level 1, 8 lb. Pad
Third Floor Hallway:	Carpet, Level 1, 8 lb. Pad
Third Floor Mechanical Room:	Wood Subfloor/None
Laundry:	Ceramic Tile, Level 1
Bedroom 1:	Carpet, Level 1, 8 lb. Pad
Bedroom 1 Closet:	Carpet, Level 1, 8 lb. Pad
Bedroom 1 Bath/Commode Floor:	Ceramic Tile, Level 1
Bedroom 1 Shower Floor/Surround:	Ceramic Tile, Level 1 (installed to 84" above finished floor)
Bedroom 2:	Carpet, Level 1, 8 lb. Pad
Bedroom 2 Closet:	Carpet, Level 1, 8 lb. Pad
Bedroom 2 Bath Floor:	Ceramic Tile, Level 1
Bedroom 2 Tub/Shower Surround:	Ceramic Tile, Level 1 (installed to top of window opening; include tile wrap at window sides and sill)
Garage:	Concrete/none

Garage

Door Style/Size:	Clopay 4138, Modern Flush Panel, Insulated Steelback Garage Door with Weatherstripping (size per plan). Stucco Texture.
Door Windows:	None
Door Hinges, Handles, Hardware:	None
Door Color:	Black
Door Finish:	Baked aluminum
Garage Opener:	Liftmaster #8365 chain drive with keyless opener and 2 remotes
Walls:	Fully finished (drywall, textured, painted, trim)
Steps/Railing:	3 concrete treads

Hardware

Door Knob:	BHP Union Square Knob. Brushed Nickel.

Door Stops:	Spring stop/hinge stop. Brushed Nickel.
Door Hinges:	Brushed Nickel
Towel Ring:	BHP Santa Cruz (9104SN). Satin Nickel.
Towel Bar:	BHP Santa Cruz (9118SN/9124SN/9132SN). Satin Nickel.
Toilet Paper Holder:	BHP Santa Cruz (9109SN). Satin Nickel.
Address Numbers:	Everbilt 5" Elevated (30736). Black (or equivalent)
Bedroom 1 Door:	Privacy knob.
Bedroom 2 Door:	Privacy knob.
Bedroom 3 Doors:	BHP Union Square Knob (Keyed). Brushed Nickel. BHP Single Cylinder Deadbolt (Keyed). Brushed Nickel.
All Bathroom Doors:	Privacy knob.
All Toilet Room Doors:	Privacy knob.

HVAC

Furnaces (2):	Lennox
Efficiency:	93%
A/C (2):	Standard 13 Seer
Exterior Trim:	Sidewall Vent Termination Kit (Tan)
Dryer Vent:	2x6 Dryer Vent Box w/Trim Kit
Gas Lines (Standard):	Cooktop, Furnaces (2), Water Heater
Gas Lines (Optional):	BBQ Stub, Dryer

Insulation

	per REScheck

Landscape

Landscaping:	Fully landscaped homesite
Home Water Source:	Individual meters
Landscaping Water Source:	Common meters for community

Light Fixtures

Ext. Covered Porch:	(1) X90 LED Flushmount X9007-FB-LED. Black.
Ext. Garage:	(2) Progress Lighting LED Outdoor Wall Cylinder (19RKE). Black.
Garage:	(2) Keyless Bare Bulb. White.
Foyer/Entry:	(3) Elite RL677 LED Downlights. White.
Bedroom 3:	(4) Elite RL677 LED Downlights. White.
Bedroom 3 Closet:	None
Bedroom 3 Bathroom:	(1) Trystan 5 Light Vanity (9Y0L0). Brushed Polished Nickel.
Bedroom 3 Shower:	(1) Elite RL677 LED Downlight. White.
Lower Stairs:	(2) Elite RL677 LED Downlights. White. (3) Accent Lights.
Powder (1/2) Bath:	(1) Trystan 3 Light Vanity (9Y0KW). Brushed Polished Nickel.
Living:	(4) Elite RL677 LED Downlights. White.
Dining:	(5) Elite RL677 LED Downlights. White.
Kitchen:	(6) Elite RL677 LED Downlights. White.
Pantry:	(1) Elite RL677 LED Downlight. White.
Second Floor Closet:	None
Second Floor Deck:	(1) Progress Lighting LED Outdoor Wall Cylinder (19RKE). Black.
Upper Stairs:	(2) Elite RL677 LED Downlights. White. (3) Accent Lights.

Third Floor Hallway:	(4) Elite RL677 LED Downlights. White.
Third Floor Mechanical Room:	(1) Keyless Bare Bulb. White.
Laundry:	(1) Elite RL677 LED Downlight. White.
Bedroom 1:	(4) Elite RL677 LED Downlights. White.
Bedroom 1 Closet:	(1) Elite RL677 LED Downlight. White.
Bedroom 1 Bathroom:	(2) Trystan 3 Light Vanity (9Y0KW), 1 over each sink. Brushed Polished Nickel.
Bedroom 1 Commode:	(1) Elite RL677 LED Downlight. White.
Bedroom 1 Shower:	(2) Elite RL677 LED Downlights. White.
Third Floor Deck:	(1) X90 LED Flushmount X9007-FB-LED. Black.
Bedroom 2:	(4) Elite RL677 LED Downlights. White.
Bedroom 2 Closet:	(1) Elite RL677 LED Downlight. White.
Bedroom 2 Bathroom:	(1) Trystan 3 Light Vanity (9Y0KW). Brushed Polished Nickel.
Bedroom 2 Tub/Shower:	(1) Elite RL677 LED Downlight. White.

Plumbing

Water Meter:	Individual meters
Kitchen Faucet:	Delta Essa (9113-DST), Chrome.
Bathroom Sink Faucets:	Delta Woodhurst (2532LF-MPU), Chrome.
Bedroom 3 Shower Surround:	Ceramic Tile, Level 1 (installed to 84" above finished floor)
Bedroom 3 Shower Trim:	Delta Woodhurst (T14232), Chrome.
Bedroom 1 Bathroom:	Double Sink
Bedroom 1 Shower Surround:	Ceramic Tile, Level 1 (installed to 84" above finished floor)
Bedroom 1 Shower Trim:	Delta Woodhurst (T14232), Chrome. Delta 5-Setting Slide Bar Hand Shower (51559), T14032 (separate valve), Chrome.
Bedroom 2 Tub:	Tubzz LX3260 Skirted Tub, or equal. White.
Bedroom 2 Tub/Shower Surround:	Ceramic Tile, Level 1 (installed to top of window opening; include tile wrap at window sides and sill)
Bedroom 2 Tub/Shower Trim:	Delta Woodhurst (T14432). Chrome.
All Toilets:	Gerber Maxwell (GWS20912). 1.28 GPF. Elongated. Standard height. White.
All Toilet Seats:	Elongated, soft close, plastic. White.
Laundry Supply:	Wall box with hot/cold and drain
Laundry Floor Drain:	None
Water Heater:	Tankless Water Heater (natural gas). Rinnai Sensei RU199i or equivalent.
Ice Line:	Standard behind refrigerator location
Food Disposal:	Evergrind E-101 1/3 hp, or equal.

Shower Door

Frame:	Euro Glass. Chrome Hardware.
Glass:	Clear
Height:	78" on Top of Shower Sill

Wall Finishes

Drywall Finish (Walls):	Smooth
Drywall Ceiling:	Level 3 Holey Smooth
Corner:	Square
Windows:	4 Sides Drywall
Garage Finish:	Fully finished (drywall, textured, painted, and trim)

Paint:	1 Tone, Satin Finish. Sherwin Williams Pure White SW7005
Windows	
Manufacturer:	Amsco
Series:	Studio; casement windows to be Artisan
Color:	Per color scheme
Energy Efficiency:	Low E, see REScheck

Buyer(s) understands that the standard items noted in the Silver Creek PCTH, LLC Community Specifications document are included in the Base House price. Selected structural options may affect standard items. Upgrades chosen during Design Studio appointment will replace standard items. It is the Buyer's responsibility to review all standard items in the Sales Office and Design Studio. Silver Creek PCTH, LLC reserves the right to make changes in plans and specifications due to mechanical installations, building code requirements, and normal architectural design improvements, product availability or as necessary.

DocuSigned by:
Yevgeniy Davidzon signing as Manager for HCO 1, LLC.
CF50F97BA1B34AF...

Buyer: HCO 1, LLC Yevgeniy Davidzon

Co-Buyer: